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                            June 1, 2022

       Paul Wierbicki
       Chief Legal Officer
       Rush Street Interactive, Inc.
       900 N. Michigan Avenue, Suite 950
       Chicago, IL 60611

                                                        Re: Rush Street
Interactive, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Form 8-K filed May
4, 2022
                                                            File No. 001-39232

       Dear Mr. Wierbicki:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed May 4, 2022

       Exhibit 99.1
       Adjusted Net Loss, Adjusted Weighted Average Common Shares Outstanding and Adjusted Net
       Loss Per Share, page 8

   1. We note you have adjusted net loss for the reallocation of net loss attributable to non-
                                                        controlling interests
and adjusted weighted average common shares outstanding for the assumed conversion of
the non-controlling interest   s Rush Street Interactive, LP Class A
                                                        units to Class A common
stock of RSI on a one-to-one-basis. Your presentation,
                                                        including adjusted net
loss per share, appears to substitute individually tailored
                                                        measurement methods for
those of GAAP and appears to be antidilutive. Refer to ASC
                                                        260-10-45. Please tell
us what consideration was given to Question 100.04 of the
                                                        Division   s Compliance
& Disclosure Interpretations, Non-GAAP Financial Measures and
                                                        how your disclosure is
compliant with Rule 100 of Regulation G and Item 10(e) of
                                                        Regulation S-K.
 Paul Wierbicki
Rush Street Interactive, Inc.
June 1, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 with any questions.



FirstName LastNamePaul Wierbicki                          Sincerely,
Comapany NameRush Street Interactive, Inc.
                                                          Division of
Corporation Finance
June 1, 2022 Page 2                                       Office of Trade &
Services
FirstName LastName